Exhibit 99.1

TOWER SEMICONDUCTOR LTD.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be Held on July 3, 2023

Notice is hereby given that the Annual General Meeting (the “Meeting”) of the shareholders of Tower Semiconductor Ltd. (“Tower” or the “Company”), will be held at the offices of the Company, 20 Shaul Amor Street, Ramat Gavriel Industrial Park, Migdal Haemek 2310502, Israel, on Monday, July 3, 2023, at 3:00 p.m. (Israel time) for the following purposes:

1.	To elect nine members to the Board of Directors of the Company to serve until the next annual general meeting of shareholders and until their respective successors are duly elected;

2.
To appoint Mr. Amir Elstein as the Chairman of the Board of Directors and approve the terms of his compensation in such capacity, subject to approval of his election to the Board of Directors under Proposal 1;

3.
To approve the Company’s compensation policy for directors and executive officers, in accordance with the requirements of the Israeli Companies Law, 1999, in its existing form as attached to the Proxy Statement as Exhibit A;

4.	To approve an increase in the annual base salary of the Company’s chief executive officer, Mr. Russell Ellwanger;

5.	To approve the award of equity-based compensation to the Company’s chief executive officer, Mr. Russell Ellwanger;

6.
To approve an equity grant to each member of our Board of Directors (other than with respect to Mr. Amir Elstein and Mr. Russell Ellwanger whose equity compensation is addressed in Proposals 2 and 5, respectively), subject to approval of each such director’s election to the Board of Directors under Proposal 1; and

7.
To approve the appointment of Brightman Almagor Zohar & Co., Certified Public Accountants, a firm in the Deloitte Global Network, as the independent registered public accountants of the Company for the year ending December 31, 2023, and for the period commencing January 1, 2024 and until the next annual shareholders’ meeting, and to further authorize the Audit Committee of the Board of Directors to determine the remuneration of such firm in accordance with the volume and nature of its services.

In addition, at the Meeting, shareholders will have an opportunity to hear from representatives of the Company’s management, who will be available at the Meeting to review and discuss with shareholders the consolidated financial statements of the Company for the year ended December 31, 2022.

We are not currently aware of any other matters to be presented at the Meeting.  If other matters properly come before the Meeting, it is the intention of the persons designated as proxies to vote in accordance with their judgment on such matters.

Shareholders of record at the close of business on May 24, 2023, are entitled to notice of, and to vote at the Meeting. All shareholders are cordially invited to attend the Meeting in person.

Shareholders of record at the close of business on May 24, 2023, who do not expect to attend the Meeting in person are requested to mark, date, sign and mail the enclosed proxy as promptly as possible in the enclosed stamped envelope.  If you are a beneficial owner of shares (i.e., you hold shares in “street name”), to provide instructions to your brokerage firm, bank or other similar organization by mail, please complete, date, sign and return your voting instruction form in the postage-paid envelope provided by your brokerage firm, bank or other similar organization, or, if the brokerage firm, bank or other similar organization offers Internet or telephone voting, by following the instructions on the voting instruction form to vote via Internet or telephone.  Beneficial owners who hold their shares through members of the Tel Aviv Stock Exchange (“TASE”) may either vote their shares in person at the Meeting by presenting a certificate signed by the applicable TASE member, which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings), 2000 as proof of ownership of the shares, or via proxy, by sending such certificate of ownership together with a duly executed proxy to the Company at 20 Shaul Amor Street, Ramat Gavriel Industrial Park, Post Office Box 619, Migdal Haemek 2310502, Israel, Attention: Corporate Counsel, or may vote electronically via the electronic voting system of the Israel Securities Authority after receiving a personal identifying number, an access code and additional information regarding the Meeting from the member of the TASE through which they hold their shares and after carrying out a secured identification process, up to six hours before the time set for the Meeting.

By Order of the Board of Directors,

Amir Elstein
Chairman of the Board
May 18, 2023

ii

TOWER SEMICONDUCTOR LTD.
 20 Shaul Amor Street, Ramat Gavriel Industrial Park
 P.O. Box 619
 Migdal Haemek 2310502, Israel

PROXY STATEMENT

ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be Held on July 3, 2023

This proxy statement (the “Proxy Statement”) is being furnished to the holders of ordinary shares, par value NIS 15.00 per share (the “Ordinary Shares”), of Tower Semiconductor Ltd. (“we,” “us,” “our,” the “Company” or “Tower”) in connection with the solicitation of proxies by the Board of Directors of the Company (the “Board of Directors” or the “Board”) for use at the Annual General Meeting of Shareholders (the “Meeting”) to be held at the offices of the Company, 20 Shaul Amor Street, Ramat Gavriel Industrial Park, Migdal Haemek 2310502, Israel, on Monday, July 3, 2023 at 3:00 p.m. (Israel time), or at any postponement or adjournment thereof.

You are entitled to vote at the Meeting if you are a shareholder of record at the close of business on May 24, 2023.  You are also entitled to vote at the Meeting if you hold ordinary shares through a bank, broker or other nominee which is one of our shareholders of record at the close of business on May 24, 2023, or which appears in the participant listing of a securities depository on that date.  You can vote your ordinary shares by attending the Meeting or by following the instructions under “Proxies” below.  Our Board urges you to vote your Ordinary Shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

Proxies

Whether or not you plan to attend the Meeting, it is important that your shares be represented. Accordingly, holders of Ordinary Shares who will not attend the Meeting in person are urged to vote with respect to the proposals by means of a proxy card.

This Proxy Statement describing the various matters to be voted upon at the Meeting along with a proxy card enabling the shareholders to indicate their vote on each matter was furnished to the U.S. Securities and Exchange Commission (the “Commission”) under cover of Form 6-K and is available on the Commission’s website at www.sec.gov. This Proxy Statement was also filed with the Israel Securities Authority (“ISA”) and the Tel Aviv Stock Exchange (“TASE”) and is available on the websites: www.magna.isa.gov.il and maya.tase.co.il.  This Proxy Statement will also be available on our website www.towersemi.com.

All Ordinary Shares represented by a properly executed proxy in the form enclosed received prior to the Meeting (that is not revoked in accordance with procedures described in this Proxy Statement), will be voted in accordance with the instructions of the shareholder executing the proxy. With respect to the proposals set forth in this Proxy Statement and accompanying Notice of Meeting, a shareholder may vote in favor of, against, or may abstain from voting on, any of the proposals. Shareholders should specify their choices on the accompanying proxy card. If no specific instructions are given with respect to the matters to be acted upon, the shares represented by a properly signed proxy will be voted FOR all nominees in Proposal 1 and FOR all of the other proposals that are set forth in the accompanying Notice of Meeting.

If you are a beneficial owner of shares (i.e., you hold shares in “street name”), to provide instructions to your brokerage firm, bank or other similar organization by mail, please complete, date, sign and return your voting instruction form in the postage-paid envelope provided by your brokerage firm, bank or other similar organization, or, if the brokerage firm, bank or other similar organization offers Internet or telephone voting, by following the instructions on the voting instruction form to vote via Internet or telephone.

A shareholder whose shares are registered with a TASE member and are not registered on the Company’s shareholder’s register is entitled to receive from the TASE member who holds the shares on the shareholder’s behalf, by e-mail, for no charge, a link to the text of the proxy card and to the position statements posted on the ISA website, unless the shareholder has given notice that he or she or it is not so interested; provided, that the notice was provided with respect to a particular securities account, prior to the record date of May 24, 2023.

Alternatively, shareholders who hold Ordinary Shares through a TASE member may also vote electronically via the electronic voting system of the ISA (the “Electronic System”) after receiving a personal identifying number, an access code and additional information regarding the Meeting from the relevant member of the TASE and after carrying out a secured identification process, up to six hours before the time set for the Meeting.

Expenses and Solicitation

The Board is soliciting proxies for use at the Meeting.  We expect to solicit proxies by mail and to mail this Proxy Statement and the accompanying proxy card to shareholders as soon as practicable after the record date of May 24, 2023.  Proxies may also be solicited in person, by telephone or electronic communication, by our directors, officers and employees.  We will bear the cost of the preparation and mailing of these proxy materials and the solicitation of proxies. We will, upon request, reimburse banks, brokerage houses, other institutions, nominees, and fiduciaries for their reasonable expenses in forwarding solicitation materials to beneficial owners.

Change or Revocation of Proxy

Any shareholder of record at the close of business on May 24, 2023, returning the accompanying proxy may revoke such proxy at any time prior to the Meeting by: (i) giving written notice to us of such revocation; (ii) voting in person at the Meeting or requesting the return of the proxy at the Meeting; or (iii) executing and delivering to us a later-dated proxy prior to the Meeting. Written revocations and later-dated proxies should be sent to the Company at 20 Shaul Amor Street, Ramat Gavriel Industrial Park, Post Office Box 619, Migdal Haemek 2310502, Israel, Attention: Corporate Counsel. Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

If your shares are held in “street name,” you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your shares, by attending the Meeting and voting in person.  If you are a beneficial owner of shares registered in the name of a member of the TASE and wish to change your voting instructions, you must contact the TASE member through which you hold your shares.

Quorum

Two or more shareholders present, in person, by proxy or voting via the Electronic System, who hold or represent together at least 33% of the voting rights of our issued share capital will constitute a quorum for the Meeting. If within half an hour from the time scheduled for the Meeting a quorum is not present, the Meeting shall stand adjourned for one week, to July 10, 2023, at the same hour and place, without it being necessary to notify the shareholders. If a quorum is not present at the adjourned date of the Meeting within half an hour of the scheduled time, the persons present (in person, by proxy or voting via the Electronic System (regardless of the voting power represented by their shares)) shall constitute a quorum.

Vote Required for Approval of the Proposals

Each Ordinary Share is entitled to one vote on each matter to be voted on at the Meeting.

The affirmative vote of shareholders present at the Meeting, in person, by proxy or voting via the Electronic System, Internet or telephone, holding Ordinary Shares representing in the aggregate at least a majority of the votes actually cast with respect to each such proposal, is required to elect each of the director nominees named in Proposal 1 and to approve each of the other proposals.

In addition, under the Israeli Companies Law, 1999 (the “Israeli Companies Law”) the approval of each of Proposals 3, 4 and 5 is also subject to the fulfillment of one of the following additional voting requirements: (i) at least a majority of the voting power of the non-controlling shareholders and non-interested shareholders, present in person or by proxy or voting via the Electronic System, Internet or telephone, and voting on such proposal at the Meeting (excluding abstentions), voted in favor of the proposal; or (ii) the total votes cast in opposition to the proposal by the non-controlling shareholders and non-interested shareholders does not exceed 2% of all the voting power in the Company (the “Special Majority”).

Shareholders are requested to notify us as to whether or not they have a “Personal Interest” in connection with each of Proposals 3, 4 and 5. Shareholders voting by means of a proxy card, voting instruction form, Internet or telephone or via the Electronic System, are required to notify us when voting as to whether or not they have a Personal Interest with respect to each such proposal. If any shareholder casting a vote on Proposals 3, 4 and/or 5 does not notify us as to whether or not they have a Personal Interest with respect to any of Proposals 3, 4 and/or 5, their vote will not be counted for purposes of any such proposal(s).

Under the Israeli Companies Law, a “Personal Interest” of a shareholder in an act or transaction of a company (i) includes a personal interest of (a) any spouse, sibling, parent, grandparent or descendant of the shareholder, any descendant, sibling or parent of a spouse of the shareholder and the spouse of any of the foregoing; and (b) a company with respect to which the shareholder (or any of the foregoing relatives of the shareholder) owns at least 5% of the outstanding shares or voting rights, serves as a director or chief executive officer or has the right to appoint one or more directors or the chief executive officer; and (ii) excludes a personal interest arising solely from the ownership of shares.  Under the Israeli Companies Law, in the case of a person voting by proxy, “Personal Interest” includes the personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion how to vote.

Position Statements

In accordance with the Israeli Companies Law and regulations promulgated thereunder, any shareholder may submit to us a position statement on its behalf, expressing its position on an agenda item for the Meeting at the offices of the Company, 20 Shaul Amor Street, Ramat Gavriel Industrial Park, Migdal Haemek 2310502, Israel, Attention: Corporate Counsel, no later than, June 23, 2023, at 3:00 p.m. (Israel time).

Meeting Agenda

In accordance with the Israeli Companies Law and regulations promulgated thereunder, any shareholder of the Company holding at least one percent of the outstanding voting rights of the Company may submit to the Company a proposed additional agenda item for the Meeting, to the Company’s offices, 20 Shaul Amor Street, Ramat Gavriel Industrial Park, Migdal Haemek 2310502, Israel, Attention: Corporate Counsel, no later than May 25, 2023. If our Board of Directors determines that a shareholder proposal is duly and timely received and is appropriate under applicable Israeli law and our Articles of Association for inclusion on the agenda for the Meeting, the Company will publish an updated agenda and proxy card for the Meeting, no later than June 1, 2023, which will be furnished to the Commission on Form 6-K, and will be made available to the public on the Commission’s website at www.sec.gov, as well as on the ISA's website at www.magna.isa.gov.il and the TASE's website at www.maya.tase.co.il.

Security Ownership of Certain Beneficial Owners and Management

The following table provides information relating to the beneficial ownership of our Ordinary Shares as of March 31, 2023 (unless otherwise indicated), by each shareholder known by us to own beneficially 5% or more of our Ordinary Shares.

Beneficial ownership is determined according to the rules of the Commission, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual or entity possesses sole or shared voting or investment power of that security, or the right to receive the economic benefit of ownership, as well as any shares that the individual has the right to acquire within 60 days of March 31, 2023, through the exercise of any option, warrant or other right or vesting of restricted stock units.

The percentage of Ordinary Shares beneficially owned is calculated on the basis of 110,054,848 Ordinary Shares outstanding as of March 31, 2023.  Ordinary Shares that a person has the right to acquire within 60 days of March 31, 2023 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person.  Unless otherwise indicated below, the address for each beneficial owner listed is c/o Tower Semiconductor Ltd., 20 Shaul Amor Street, Ramat Gavriel Industrial Park, Migdal Haemek 2310502, Israel, Attention: Chief Legal Officer.

	Beneficial Ownership
Name of Beneficial Owner	Ordinary Shares Beneficially Owned	Percentage of Shares Outstanding
Clal Insurance Enterprises Holdings Ltd.(1)	6,027,252	5.48%
___________________

(1)
Based solely upon, and qualified in its entirety with reference to, a notice provided to the Company by Clal Insurance Enterprises Holdings Ltd. dated April 2, 2023, which refers to its shareholdings as of March 31, 2023.

As of March 31, 2023, no individual director or senior manager beneficially owned (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) one percent or more of our Ordinary Shares and all directors and senior managers in the aggregate beneficially owned 0.51% of our Ordinary Shares.

Compensation of Executive Officers

Pursuant to the Israeli Companies Law, the Company is required to present information regarding the compensation of certain office holders (as defined in the Israeli Companies Law) in the year for which the consolidated audited financial statements are being presented to the Company’s shareholders, which may be by incorporation by reference to its reports filed with the Commission.  Accordingly, the foregoing information is incorporated herein by reference to the Company’s annual report on Form 20-F for the year ended December 31, 2022, as filed with the Commission on May 16, 2023.

PROPOSAL 1
 ELECTION OF DIRECTORS

Under our articles of association, our Board of Directors shall consist of at least five and no more than 11 members.  Our Board of Directors is currently comprised of nine members, all of whom were appointed as directors at the Company’s previous annual shareholder meeting.  Each of our directors generally holds office until the first annual general meeting of shareholders following his or her appointment (unless the tenure of such director expires earlier, or a director is removed from office pursuant to the Israeli Companies Law).

At the Meeting, each of our current nine directors, Amir Elstein, Russell Ellwanger, Kalman Kaufman, Dana Gross, Ilan Flato, Yoav Chelouche, Iris Avner, Michal Vakrat Wolkin and Avi Hasson, shall be standing for re-election at the Meeting to hold office until our next annual general meeting of shareholders and until their respective successors are duly elected, subject to our articles of association and applicable law.

Under the Nasdaq Listing Rules, a majority of the Board of Directors must be comprised of independent directors (as defined in the Nasdaq Listing Rules).  After receiving all the relevant information from each of the nine director nominees, the Board has made a determination of independence under the Nasdaq Listing Rules with respect to all of the director nominees, other than Mr. Ellwanger, our Chief Executive Officer.

The size, structure, and composition of the Board is subject to continual evaluation. The recommendations and decisions with respect to appointment of board members are formulated after comprehensive review in order to ensure that the Board has the appropriate skills, knowledge and experience to operate effectively and deliver the Company’s strategy.  To this end, the Corporate Governance and Nominating Committee (the “CGN Committee”) has discussed and evaluated the skills present within the boardroom to identify skills that the Board may benefit from further as well as to determine any gaps in skills or competencies.

The CGN Committee is responsible for ensuring that director appointment processes are formal, meaningful and transparent. Following its annual review and taking into account each director nominee’s external commitments and their impact on the nominee’s commitment to the Company, the CGN Committee and the Board of Directors have recommended that each of the nine currently serving directors be nominated for re-election at the Meeting to serve as directors of the Company until the next annual meeting of shareholders and until their respective successors are duly elected.

The following biographical information is provided with respect to each director nominee based upon our records and information provided to us by each nominee.

Amir Elstein has served as the Chairman of our Board since January 2009.  Mr. Elstein serves as a Director of Teva Pharmaceutical Industries Ltd. and serves as Chairman of the Israel Democracy Institute. During 2010-2013, Mr. Elstein served as Chairman of the Board of Directors of Israel Corporation. Mr. Elstein was a member of Teva Pharmaceutical Industries senior management team from 2005 to 2008, where he ultimately held the position of the Executive Vice President at the Office of the Chief Executive Officer, overseeing Global Pharmaceutical Resources. Prior thereto, Mr. Elstein was an executive at Intel Corporation, where he worked for 23 years, eventually serving as General Manager of Intel Electronics Ltd., an Israeli subsidiary of Intel Corporation.  Mr. Elstein received a B.Sc. degree in physics and mathematics from the Hebrew University of Jerusalem and M.Sc. degree in the Solid State Physics Department of Applied Physics from the Hebrew University of Jerusalem in 1982. In 1992, Mr. Elstein received his diploma of Senior Business Management from the Hebrew University of Jerusalem.

Russell C. Ellwanger has served as our Chief Executive Officer since May 2005. Mr. Ellwanger has also served as a director since September 2016, and previously served as a director between May 2005 and April 2013.  Mr. Ellwanger serves as Chairman of the Board of Directors of our subsidiaries, Tower Semiconductor USA, Inc., Tower US Holdings, Inc., Tower Semiconductor NPB Holdings, Inc., Tower Semiconductor Newport Beach, Inc., Tower Partners Semiconductor Co., Ltd., Tower Semiconductor San Antonio, Inc. and Tower Semiconductor Italy, S.r.l.  From 1998 to 2005, Mr. Ellwanger served in various executive positions for Applied Materials Corporation, including Group Vice President, General Manager of the Applied Global Services (AGS), from 2004 to 2005, and Group Vice President, General Manager of the CMP and Electroplating Business Group, from 2002 to 2004.  Mr. Ellwanger also served as Corporate Vice President, General Manager of the Metrology and Inspection Business Group, from 2000 to 2002, during which time he was based in Israel.  From 1998 to 2000, Mr. Ellwanger served as Vice President of Applied Materials’ 300-mm Program Office, USA.  Mr. Ellwanger served as General Manager of Applied Materials’ Metal CVD Division from 1997 to 1998 and from 1996 to 1997, Mr. Ellwanger served as Managing Director of CVD Business Development, during which time he was based in Singapore.  In addition, Mr. Ellwanger held various managerial positions in Novellus System from 1992 to 1996 and in Philips Semiconductors from 1980 to 1992.

Kalman Kaufman has served as a director since 2005 and as chairman of the CGN Committee since January 2018. Mr. Kaufman served as Corporate Vice President at Applied Materials from 1994 to 2005.  Between 1985 and 1994, Mr. Kaufman served as President of KLA Instruments Israel, a company he founded, and General Manager of Kulicke and Soffa Israel.  Mr. Kaufman is currently the Chairman of the board of directors of Medasense and Invisia, a director at Trellis Inc, Chair of the general assembly of the Kinneret Academic College and chairman of the Tzemach Kineret Development Corporation.  Mr. Kaufman holds engineering degrees from the Technion - Israel Institute of Technology.

Dana Gross has served as a director since November 2008, as a member of the CGN Committee since January 2018, as a member of the Compensation Committee since February 2013 and as Chair of the Compensation Committee since November 2020.  In addition, Mrs. Gross has served as a director on the board of Tower Semiconductor Newport Beach, Inc., our wholly-owned subsidiary, since March 2009.  Mrs. Gross is currently the Head of Strategic Initiatives at Fiverr International Ltd. and Chief Strategy Officer of Prospera Technologies Ltd., a Valmont company developing AgTech Data solutions.  Mrs. Gross was the CFO of eToro, a FinTech company that developed a Social Investment network from 2014 to 2016, and the CEO of Btendo, a start-up company that developed MEMS-based PICO projection solutions, until it was acquired by ST Microelectronic in 2012.  Mrs. Gross was a Venture Partner at Viola Ventures, a leading Israeli venture capital firm, from 2018 until 2010. From 2006 to 2008, Mrs. Gross was a Senior VP, Israel Country Manager at SanDisk Corporation.  From 1992 to 2006, Mrs. Gross held various senior positions at M-Systems, including Chief Marketing Officer, VP World Wide Sales, President of M-Systems Inc. (US subsidiary) and CFO, VP Finance and Administration.  In addition, Mrs. Gross serves on the board of directors of Playtika Holding Corp. since January 2022, and has previously served as a director of M-Systems Ltd., Audiocodes Ltd. and Power Dsine Ltd.  Mrs. Gross holds a B.Sc. degree in industrial engineering from Tel-Aviv University and an M.A. degree in business administration from San Jose State University.

Ilan Flato has served as a director since February 2009 (until November 2016 as an external director, within the meaning of the Companies Law).  Mr. Flato served as chairman of the Compensation Committee from February 2013 until October 2019 and since such time continues to serve as a member of the Compensation Committee.  Mr. Flato has served as a member of the Audit Committee since April 2009. Mr. Flato is classified by the Board of Directors as an audit committee financial expert under applicable SEC rules. Mr.  Flato has served as President of The Association of Publicly Traded Companies on the Tel-Aviv Stock Exchange since January 2012.  Since 2011, Mr. Flato has been a member of the Israel Bar Association.  From 2009 until 2018, Mr.  Flato served as a director in two Provident Funds.  From 2009 until April 2018, Mr. Flato served as Chairman of the Business Executive of Kibbutz Kfar Blum.  From January 2018 until April 2020, Mr. Flato served as Chairman of the Business Executive Kibbutz “NAAN”.  Since 2004, Mr. Flato has functioned as an independent financial adviser.  Until 2004, Mr. Flato served as the VP for planning, economics and online banking in United Mizrahi Bank and as the Chief Economist of the bank. From 1992 until 1996, Mr. Flato served as the Economic Advisor to the Prime Minister of Israel. Prior to that position, Mr. Flato served in the Treasury Office as the deputy director of the budget department. In addition, Mr. Flato served as a member of the board of directors of many government-owned companies. Mr. Flato holds a B.A. degree in economics from Tel-Aviv University, an LL.B. degree from Netanya College, an M.A. degree in law from Bar-Ilan University and an MSIT from Clark University.

Yoav Z. Chelouche has served as a director since April 2016, as a member of the CGN Committee since January 2018, and as the Chair and member of our Audit Committee since May 2017.  Mr. Chelouche is classified by the Board of Directors as an audit committee financial expert under applicable SEC rules. Mr. Chelouche serves as Managing Partner of Aviv Ventures since its inception in 2001.  Between 1995 and 2001, Mr. Chelouche served as President & CEO of Scitex Corp.  Until 2015, Mr. Chelouche was co-chairman of Israel Advanced Technology Industries.  Mr. Chelouche currently serves on the Board of Directors of the following publicly listed companies: Check Point Software Technologies, Ltd., the Tel-Aviv Stock Exchange, Ltd. and Malam-Team Ltd. Mr. Chelouche also previously served as Chairman and/or director of several public companies, including Shufersal Ltd.  Mr. Chelouche holds a B.A. degree in economics and statistics from Tel-Aviv University and an MBA degree from INSEAD, Fontainebleau, France.

Iris Avner has served as a director since June 2016 (until November 2016 as an external director, within the meaning of the Companies Law), and has served as a member of the Audit Committee since June 2016.  Ms. Avner served as a member of the Compensation Committee from June 2016 until October 2019.  Ms. Avner is classified by the Board of Directors as an audit committee financial expert under applicable SEC rules. Ms. Avner serves as Chief Executive Officer of Nika Holdings, Ltd. From 2008 to 2015, Ms. Avner served as Managing Partner of Mustang Mezzanine Fund, L.P. and served on Mustang’s board of directors from 2014 until 2015.  From 1996 until 2008, Ms. Avner served as Chief Executive Officer of Mizrahi Tefahot Capital Markets Ltd. and from 1996 until 2005, served as Senior Credit Officer & Deputy CEO of Mizrahi Tefahot Bank. In addition, from 1997 until 2002, Ms. Avner served as Assistant Professor and external lecturer in the Executive MBA Program at Tel Aviv University.  From 1988 until 1996, Ms. Avner held various positions at Israeli Discount Bank including Senior Credit Officer and Senior Economist.  Ms. Avner has served as a member of the board of directors of Israel Discount Bank since March 2018 and Amir Marketing and Investments in Agriculture since May 2017.  Ms. Avner has served as a member of the board of directors of Rotshtein Real Estate since August 2016.  Ms. Avner previously served on several boards and board committees in Israel and abroad, both as director and chairperson.  Ms. Avner holds a B.A. degree in accounting and economics from the Hebrew University of Jerusalem and an MBA degree from Tel Aviv University.

Michal Vakrat Wolkin has served as a director since September 2020, and as a member of the CGN Committee since November 2020.  Since January 2023, Ms. Wolkin has served as the Director of Global Battery Investments for General Motors.  Ms. Wolkin has served as a partner at GFT Ventures, a global venture capital firm since 2020 and on the Advisory Board of RACAH Nano Tech Fund of the Hebrew University of Jerusalem since 2019.  Ms. Wolkin served as Managing Director of Lear Innovation Ventures from January 2017 until 2020.  During 2014-2016, Ms. Wolkin served as Head of 3M R&D Israel and from 2012 until 2014, she served as Technical Chair of the Night Rover Challenge of NASA/CleanTech Open.  Ms. Wolkin served as Director of Energy Storage Technologies in Better Place from 2008 until 2012, and from 2004 until 2008, she served as Member of Research Staff II at the Hardware system lab at Xerox PARC.  Ms. Wolkin received her B.Sc. degree in Chemical Engineering from the Technion - Israel Institute of Technology in Israel in 1996 and Ph.D. degree in Applied Physics and Materials Science from the University of Rochester, NY in 2000.  In 2003 until 2004, Ms. Wolkin did her Post-doctorate at the Electronics Materials Lab at Xerox PARC.

Avi Hasson has served as a director since September 2020, and as a member of the Audit Committee and Compensation Committee since November 2020.  Mr. Hasson is classified by the Board of Directors as an audit committee financial expert under applicable SEC rules. Mr. Hasson is the chief executive officer of Start-Up Nation Central, an independent non-profit that connects Israeli innovation to global partners. Mr. Hasson previously served as a partner at Emerge, a leading early stage venture capital firm. Mr. Hasson serves in several non-profit organizations, including as a director on the board of directors of Sheba Medical Center at Tel Hashomer and SpaceIL.  From January 2011 until July 2017, Mr. Hasson served as the Chief Scientist in the Ministry of Economy and Industry and as Chairman of the Israel Innovation Authority.  From 2000 until 2010, Mr. Hasson served as General Partner at Gemini Israel Funds, a top tier venture capital fund in Israel.  Prior thereto, Mr. Hasson held executive positions in product management, marketing and business development at various telecommunication technology companies, including ECI Telecom, ECtel and Tadiran Systems.  Mr. Hasson received his B.A. degree in Economics and Middle East studies from Tel-Aviv University in 1997 and M.BA. degree from Tel Aviv University in 2002.

In accordance with exemptions from the Israeli law requirements to have external directors serving on our Board of Directors, we comply with the director independence requirements and the audit committee and compensation committee composition requirements under U.S. laws (including applicable Nasdaq Stock Market rules) applicable to U.S. domestic issuers.  In addition, the composition of our CGN Committee complies with the requirements of the Nasdaq Stock Market rules applicable to U.S. domestic issuers.

The Board of Directors annually performs a formal evaluation of its performance to identify potential skills that the Board may benefit from further, as well as determine any gaps in skills or competencies. This evaluation also examines the effectiveness and efficiency of the operation of the Board and its committees as well as each director’s contribution to the boardroom discussions and commitment to the role. In conjunction with the last annual self-assessment, the Board of Directors discussed the ways in which the Board may further place focus on the assessment of external economic events that may be potentially disruptive to the Company’s business and industry, as well as market and sector trends and their potential impact.

The Company is committed to an environmental, social and governance (“ESG”) program with a corporate focus on social contribution, responsibility and sustainability through diverse initiatives and activities. We have issued a dedicated report on our ESG policies, including our strategy and long-term plan.  We engage in voluntary initiatives (such as disclosures, certifications, or improvement goals, among others) and commitments for improvements in ESG to increase the Company’s contribution to society and our environment. The CGN Committee oversees ESG initiatives and activities, which are disclosed on the Company’s website and internally communicated, including trainings, to ensure understanding, commitment and enthusiasm corporate-wide.

Subject to their election at the Meeting, the directors shall receive the cash compensation as approved by our shareholders at the annual general meeting held in September 2020 (other than Mr. Amir Elstein and Mr. Russell Ellwanger, whose compensation is addressed separately below).  In addition, at the Meeting, shareholders are being asked to approve the award of equity-based compensation to the foregoing directors (see Proposal 6).  For the proposed equity-compensation awards to Mr. Amir Elstein and Mr. Russell Ellwanger, see Proposals 2 and 5, respectively. If elected at the Meeting, all of the directors shall continue to benefit from indemnification agreements entered into with each of them, in the form approved by the shareholders in August 2011, as well as from the Company’s directors’ and officers’ liability insurance, as in effect from time to time.

In 2022, the Board held a total of eleven meetings, and average director attendance at Board was 98% and at committee meetings was 97%. Individual attendance is set forth in the table below:

	Board Meetings	Audit Committee Meetings	Compensation Committee Meetings	CGN Committee Meetings
Amir Elstein	10/10
Russell C. Ellwanger	10/10
Kalman Kaufman	10/10			1/1
Dana Gross	10/10		4/4	1/1
Ilan Flato	10/10	5/5	4/4
Yoav Z. Chelouche	10/10	5/5		1/1
Iris Avner	10/10	5/5
Michal Vakrat Wolkin	10/10			1/1
Avi Hasson	8/10	4/5	4/4

If a properly executed proxy card does not give specific instructions with respect to the election of the directors, the persons named as proxies therein will vote the Ordinary Shares covered thereby “FOR” the election of each of the director nominees named above.  If any such nominee is unable to serve (which event is not anticipated), the persons named as proxies in the proxy will vote the Ordinary Shares for the election of such other nominees as the Board of Directors may propose.

Each of the director nominees named above has attested to the Board of Directors and the Company that he/she meets all the requirements for election as a director of publicly traded companies under the Israeli Companies Law and the regulations promulgated thereunder.

The election of each of the director nominees requires the affirmative vote of shareholders present at the Meeting, in person or by proxy or voting via the Electronic System, Internet or telephone, holding Ordinary Shares representing in the aggregate at least a majority of the votes actually cast with respect to the election of each such director. Each director nominee shall be voted on separately.

The Board of Directors recommends that the shareholders vote “FOR” the election of each of the director nominees named above.

PROPOSAL 2
 APPROVAL OF APPOINTMENT OF MR. AMIR ELSTEIN AS THE CHAIRMAN OF THE
BOARD OF DIRECTORS AND APPROVAL OF HIS COMPENSATION TERMS

Pursuant to the Company's Articles of Association, our shareholders are required to appoint a member of the Board of Directors to serve as its Chairman. The CGN Committee considered the important topic of succession planning across the business and concluded that adequate succession planning is in place for the Chairman of the Board as well as the Chief Executive Officer and senior management team. The CGN Committee also monitors the length of tenure, skills and experience of the Board as a whole. The Board of Directors has nominated Mr. Amir Elstein to continue to serve as the Chairman of the Board of Directors until the next annual general meeting of shareholders and until his successor is duly appointed, subject to the approval of his election as a director at the Meeting (see Proposal 1).

The Compensation Committee and Board of Directors have determined that the terms of compensation currently provided to Mr. Elstein for service as the Chairman of the Board of Directors, which were initially approved by the Company’s shareholders in 2013 and are consistent with the Company’s Compensation Policy  (as defined in Proposal 3), as currently in effect and as proposed to be adopted at the Meeting (see Proposal 3), remain appropriate. Accordingly, the Compensation Committee and Board of Directors approved, subject to shareholder approval, that if reappointed as Chairman of the Board of Directors at the Meeting, Mr. Elstein’s compensation for services in such capacity will remain unchanged, and will continue to be $600,000 per annum. Half of Mr. Elstein’s compensation will be paid in monthly cash installments of $25,000 (gross) each and will be subject to applicable withholding taxes, and the remaining half in time-based restricted stock units (“RSUs”), of which one-third shall vest each year over the three year period following the date of grant and will be subject to applicable withholding taxes. In accordance with the Company’s Compensation Policy, as currently in effect and as proposed to be adopted at the Meeting, and common practice, in the event that Mr. Elstein’s service as the Chairman of the Board of Directors is terminated for any reason other than for cause, including by way of resignation or in the event of termination due to the completion of the pending merger with Intel Corporation, prior to the third anniversary from the date of grant, since our Chairman has served on the Board of Directors for more than five years, all unvested RSUs shall be accelerated. If approved by shareholders at the Meeting, the grant date for such equity grant will be the date of approval by shareholders.

Mr. Elstein, as the Chairman of the Board of Directors, is subject to a minimum stock ownership guideline which was adopted by our Board of Directors on July 28, 2020, under which the Chairman of the Board of Directors is required to own ordinary shares of the Company in a minimum value that equals at least 50% of the annual cash compensation paid to him, in order to further align the interests of our executives and our shareholders.  Mr. Elstein has five years from the date the Board of Directors approved such minimum shareholding guideline to accumulate such minimum holdings, and during such period he must retain at least 20% of any vested time-based RSUs granted to him from the date such guideline was approved by the Board of Directors and until the minimum holding is met.

It is therefore proposed that at the Meeting, the following resolution be adopted:

“RESOLVED, to appoint Mr. Amir Elstein as the Chairman of the Board of Directors to serve until the next annual meeting of shareholders and until his successor is duly appointed and approve the terms of his compensation in such capacity, as described in Proposal 2 of the Proxy Statement, subject to approval of his election as a director under Proposal 1.”

The approval of Proposal 2 requires the affirmative vote of shareholders present at the Meeting, in person or by proxy or voting via the Electronic System, Internet or telephone, holding Ordinary Shares representing in the aggregate at least a majority of the votes actually cast with respect to such proposal.

The Board of Directors recommends that the shareholders vote “FOR” the foregoing resolution.

PROPOSAL 3
 APPROVAL OF COMPANY’S COMPENSATION POLICY FOR DIRECTORS AND
EXECUTIVE OFFICERS

Under the Israeli Companies Law, a public company is required to adopt a compensation policy, which sets forth the terms of service and employment of office holders (within the meaning of the Israeli Companies Law), including the grant of any benefit, payment or undertaking to provide payment, any exemption from liability, insurance or indemnification, and any severance payment or benefit.  Under the Israeli Companies Law, the compensation policy must be approved at least once every three years, by the board of directors, after considering the recommendations of the compensation committee, and by the shareholders by the Special Majority. In addition, the board of directors is required to periodically examine the compensation policy, as well as the need to adjust the policy in the event of a material change in the circumstances prevailing at the time of the adoption of the compensation policy or for other reasons.  The Company’s current compensation policy was approved by the shareholders at the annual general meeting held in September 2020 and certain amendments to the compensation policy were approved by the shareholders in August 2021 (the “Compensation Policy”).

Accordingly, our Compensation Committee conducted a periodic review of the Compensation Policy.  Since the Company is currently in the interim period between the signing and potential closing of the acquisition by Intel Corporation, as announced on February 15, 2022, the Compensation Committee concluded that it would be in the best interest of the Company to maintain the Compensation Policy in its existing form and approve it with no additional amendments, as attached hereto as Exhibit A.

The Company is a global foundry player competing with peers located all over the world for market share and technologies, mostly in the United States and Far East, and also competes for retention of its key employees and hiring of new skilled and capable employee talent.  In addition, over the last five years, more than two thirds of the Company’s average daily trade is on NASDAQ while less than one third of its average trade is on the TASE, demonstrating its strong global presence.  The Compensation Committee has always been attentive to shareholders’ sensitivities and will continue to do so in the future by monitoring and adjusting to market best practice and being mindful of dilution and burn rates in connection with equity plans and grants.  The Compensation Committee consulted with an independent compensation advisor regarding current global trends on executive compensation in the market to target alignment between the compensation of the Company’s executives with peer companies.

The Company’s ownership structure has significantly changed and commencing 2016, no strategic or major shareholder holds more than 10% of the Company or any voting rights or shareholders’ agreements granting any special rights.

When considering the approval and adoption of the Compensation Policy in its existing form without additional amendments, the Compensation Committee and the Board of Directors considered the various factors set forth in the Israeli Companies Law, the Company’s long-term strategy, risk management approach, and the Company’s current size and nature of operations.

To the extent not approved by shareholders, the Compensation Committee and the Board of Directors may nonetheless approve the Compensation Policy, following re-discussion of the matter and for specified reasons, provided such approval is in the best interests of the Company.  If the Compensation Policy is approved at the Meeting, then according to the Israeli Companies Law, the Compensation Policy must be re-approved by shareholders within three years of such date, and shall be subject to periodic assessments by our Board of Directors in accordance with the Israeli Companies Law.

It is therefore proposed that at the Meeting, the following resolution be adopted:

“RESOLVED, to approve the Company’s Compensation Policy, in the form attached as Exhibit A to the Proxy Statement.”

The approval of Proposal 3 requires the affirmative vote of shareholders present at the Meeting, in person or by proxy or voting through the Electronic System, holding Ordinary Shares representing in the aggregate at least a majority of the votes actually cast with respect to such proposal.  In addition, under the Israeli Companies Law, the approval of such proposal is also subject to the Special Majority.

Each shareholder voting in person at the Meeting or by means of the accompanying proxy card, voting instruction form, Internet or telephone, or through the Electronic System is requested to notify us whether or not he, she or it has a Personal Interest in connection with this Proposal 3 as a condition for his, her or its vote to be counted for the required majority with respect to this Proposal 3. If any shareholder casting a vote in connection with this Proposal 3 does not notify us whether or not he, she or it has a Personal Interest with respect to this Proposal 3, his, her or its vote will with respect to this Proposal 3 will be disqualified.  For details regarding the meaning of “Personal Interest,” see above “Vote Required for Approval of the Proposals.”

The Board of Directors recommends that the shareholders vote “FOR” the approval of the foregoing resolution.

PROPOSAL 4
APPROVAL OF AN INCREASE IN THE BASE SALARY OF OUR CHIEF EXECUTIVE
OFFICER, MR. RUSSELL ELLWANGER

Mr. Russell Ellwanger has served as the Company’s Chief Executive Officer since May 2005.  Mr. Ellwanger has also served as a director since September 2016, and serves as Chairman of the Board of Directors of the Company’s subsidiaries, Tower Semiconductor USA, Inc., Tower US Holdings, Inc., Tower Semiconductor NPB Holdings, Inc., Tower Semiconductor Newport Beach, Inc., Tower Partners Semiconductor Co., Ltd., Tower Semiconductor San Antonio, Inc. and Tower Semiconductor Italy S.r.l.  Mr. Ellwanger also served as a director of the Company between May 2005 and April 2013.

Under the Israeli Companies Law, the terms of service of a chief executive officer and modifications to such terms of service, require the approval of the Compensation Committee, Board of Directors and (subject to limited exceptions) shareholders of the Company by the Special Majority, in that order.

Our Compensation Committee and Board of Directors conducted an annual review of the compensation of Mr. Ellwanger in accordance with the existing Compensation Policy (which is the same form as the Compensation Policy being presented for approval at the Meeting under Proposal 3) and taking into consideration current market trends in executive compensation as provided by a global independent compensation consultant to ensure that his compensation components and total compensation remain aligned with the companies that the Company competes with for human capital and positioned at the appropriate benchmark compensation.

The Compensation Committee and Board of Directors are attentive to shareholders’ sensitivities by monitoring and adjusting the chief executive officer’s compensation terms to market best practice while ensuring that it maintains a competitive pay program that targets the achievement of strong performance for the Company’s shareholders.  The Compensation Committee and Board of Directors target Mr. Ellwanger’s compensation level at approximately the 75th percentile relative to the Company’s peer group due to his exceptional performance and ongoing contribution to the Company’s growth and profitability.

Based on such review, the Compensation Committee and Board of Directors concluded that, subject to shareholder approval, Mr. Ellwanger’s annual base salary should be increased by 5% from $902,947 to $948,095, effective October 1, 2023 (the same date of salary increases in 2023 for other Company employees).  Mr. Ellwanger, a U.S. resident, serves as the Chief Executive Officer of the Company and Chairman of the Board of Directors of the Company’s subsidiaries. Mr. Ellwanger’s professional experience, skills and knowledge of all aspects of the semiconductor industry, including technical know-how, operational expertise and his customer, vendor and market familiarity, make Mr. Ellwanger unique in his capabilities and have allowed the Company and its subsidiaries worldwide to compete and succeed in gaining market share and improve its financial performance since the commencement of his employment.  It is the view of the Compensation Committee and the Board of Directors that Mr. Ellwanger’s compensation should be competitive with the Company’s global peer companies, many of which are located in the United States, where this proposed level of annual compensation is in line with the Company’s peer group companies.  The proposed increase in the annual base salary of Mr. Russell Ellwanger is consistent with the Compensation Policy.

It is therefore proposed that at the Meeting, the following resolution be adopted:

“RESOLVED, to approve the increase in the annual base salary of Mr. Russell Ellwanger, the Company’s Chief Executive Officer and Chairman of the Board of Directors of the Company’s subsidiaries, as described in Proposal 4 of the Proxy Statement.”

The approval of Proposal 4 requires the affirmative vote of shareholders present at the Meeting, in person or by proxy or voting via the Electronic System, Internet or telephone, holding Ordinary Shares representing in the aggregate at least a majority of the votes actually cast with respect to such proposal.  In addition, under the Israeli Companies Law, the approval of Proposal 4 is also subject to the Special Majority.

Each shareholder voting in person at the Meeting or by means of the accompanying proxy card, voting instruction form, Internet or telephone, or through the Electronic System is requested to notify us as to whether or not he, she or it has a Personal Interest in connection with this Proposal 4 as a condition for his or her or its vote to be counted with respect to this Proposal 4. If any shareholder casting a vote in connection with this Proposal 4 does not notify us as to whether or not he, she or it has a Personal Interest with respect to this Proposal 4, his, her or its vote with respect to this Proposal 4 will be disqualified.  For details regarding the meaning of “Personal Interest,” see above “Vote Required for Approval of the Proposals.”

The Board of Directors recommends that the shareholders vote “FOR” the foregoing resolution.

PROPOSAL 5
APPROVAL OF THE AWARD OF EQUITY-BASED COMPENSATION TO OUR CHIEF
EXECUTIVE OFFICER, MR. RUSSELL ELLWANGER

Under the Israeli Companies Law, the terms of service of a chief executive officer, including the award of equity-based compensation, requires the approval of the Compensation Committee, Board of Directors and (subject to limited exceptions) shareholders of the Company by the Special Majority, in that order.

As detailed in Proposal 4, our Compensation Committee and Board of Directors conducted an annual review of the compensation of Mr. Russell Ellwanger, our Chief Executive Officer, including his equity-based compensation, in accordance with the terms of the Compensation Policy and taking into consideration current market trends in executive compensation as provided by a global independent compensation consultant (see Proposal 4).

After their evaluation and assessment, each of the Compensation Committee and Board of Directors approved, subject to shareholder approval, an annual equity grant to Mr. Ellwanger that is equal to the value of 7.5 annual base salaries ($7,110,711 if Proposal 4 is approved at the Meeting when calculated based on the salary that will prevail commencing October 2023; or $6,772,106 if Proposal 4 is not approved at the Meeting), comprised of 40% RSUs with time-based vesting and 60% performance-based stock units (the “Initial PSUs”).  The RSUs will vest over a three year period, such that one-third shall vest at the end of each year over a three-year period from the date of grant.  The vesting of the Initial PSUs is subject to the attainment of certain pre-defined financial performance measures of net profit and cash from operations for the year ended December 31, 2023 (the “FY2023 Performance Measures”), weighted equally.  These two performance measures are reported within the Company’s annual financial statements, which are prepared in accordance with U.S. GAAP, and we believe best reflect our performance results derived from our strategy to expand our served markets, increase our higher margin manufacturing mix and maintain a leading position in the specialty analog semiconductor industry. If the FY2023 Performance Measures are met, the Initial PSUs will vest over a three year period, such that one third of the Initial PSUs shall vest at the end of each year from the date of grant of the Initial PSUs over the three year period.

In addition, in accordance with the Compensation Policy, each of the Compensation Committee and Board of Directors approved, subject to shareholder approval, the grant to Mr. Ellwanger of additional PSUs (“Upside PSUs”) with a maximum value of up to 10% of the Initial PSUs maximum target equity value (i.e., an aggregate value of up to $426,643 if Proposal 4 is approved at the Meeting or up to $406,326 if Proposal 4 is not approved at the Meeting), which shall vest subject to and only in the event that the Company’s actual financial performance in 2023 exceeds the pre-defined performance targets set forth in the FY2023 Performance Measures.  Subject to exceeding such pre-defined performance targets, the portion of the Upside PSUs that shall vest shall be in proportion to the degree by which such pre-defined performance targets were exceeded in relation to a certain upside target percentage that was pre-defined by the Compensation Committee and Board of Directors, and such portion of Upside PSUs shall vest over a three-year period, such that one third of such portion of the Upside PSUs shall vest at the end of each year from the date of grant of the Initial PSUs over the three-year period.  We intend to disclose information with respect to the attainment of the FY2023 Performance Measures in our annual report on Form 20-F for the year ending December 31, 2023. The date of grant for the above mentioned awards shall be the date of the shareholders’ approval at the Meeting.

The proposed equity awards to Mr. Ellwanger, as described above, are in accordance with the equity plan of the Company and are in compliance with the existing Compensation Policy (which is the same form as the Compensation Policy being presented for approval at the Meeting under Proposal 3), as they have an aggregate value that is below the maximum annual value of equity that may be granted to the chief executive officer.  In addition, the proposed equity awards are in line with the ratio between the fixed and variable compensation components of the chief executive officer, and are consistent with the need to link the chief executive officer’s compensation to his performance targets, which are directly aligned with the Company’s business strategy and with his responsibilities and duties.  Furthermore, the aggregate amount of all outstanding equity-based compensation grants at any time to all directors and employees, including the chief executive officer, continues to be below 10% of the Company’s share capital on a fully diluted basis, as required under the Compensation Policy.

The Compensation Policy includes a stock ownership guideline under which the chief executive officer is required to own ordinary shares of the Company in a minimum value that equals at least three times his annual base salary, in order to further align the interests of our executives and our shareholders.  Mr. Ellwanger has five years from May 14, 2019, the date the Board of Directors approved such minimum shareholding guideline, to accumulate such minimum stock ownership, and during such period Mr. Ellwanger must retain at least 20% of any vested time-based RSUs granted to him from the date such guideline was approved by the Board of Directors and until the minimum holding is met.

It is therefore proposed that at the Meeting, the following resolution be adopted:

“RESOLVED, to approve the award of equity-based compensation to Mr. Russell Ellwanger, the Company’s Chief Executive Officer, as described in Proposal 5 of the Proxy Statement.”

The approval of Proposal 5 requires the affirmative vote of shareholders present at the Meeting, in person or by proxy or voting via the Electronic System, Internet or telephone, holding Ordinary Shares representing in the aggregate at least a majority of the votes actually cast with respect to such proposal. In addition, under the Israeli Companies Law, the approval of Proposal 5 is also subject to the Special Majority.

Each shareholder voting in person at the Meeting or by means of the accompanying proxy card, voting instruction form, Internet or telephone or through the Electronic System is requested to notify us as to whether or not he, she or it has a Personal Interest in connection with this Proposal 5 as a condition for his or her or its vote to be counted with respect to this Proposal 5. If any shareholder casting a vote in connection with this Proposal 5 does not notify us as to whether or not he, she or it has a Personal Interest with respect to this Proposal 5, his, her or its vote with respect to this Proposal 5 will be disqualified. For details regarding the meaning of “Personal Interest,” see above “Vote Required for Approval of the Proposals.”

The Board of Directors recommends that the shareholders vote “FOR” the foregoing resolution.

PROPOSAL 6
APPROVAL OF AN EQUITY GRANT TO THE MEMBERS OF OUR BOARD OF DIRECTORS
(OTHER THAN MR. AMIR ELSTEIN AND MR. RUSSELL ELLWANGER)

In compliance with the Compensation Policy, the Company may award equity-based compensation in the form of time-based RSUs to its directors, in accordance with the Company’s equity-based compensation policies and programs in place from time to time.

Our Compensation Committee and Board of Directors conducted an annual review of the terms of compensation of the members of our board of directors and determined that the current terms of compensation of our directors (other than the Chairman of our Board of Directors, Amir Elstein, and our Chief Executive Officer, Russell Ellwanger, whose compensation is separately addressed in Proposals 2, 4 and 5) (the “Named Directors”), including the annual equity grant to such directors, are consistent with the existing Compensation Policy (which is the same form as the Compensation Policy being presented for approval at the Meeting under Proposal 3) and remain appropriate.  Accordingly, the Compensation Committee and Board of Directors have resolved to recommend to the shareholders to approve a grant to each of the Named Directors, subject to his or her respective appointment as a director under Proposal 1 above, of time-based RSUs in a value of $125,000, which is the same annual equity award in terms of the form of equity award and total value in U.S. dollars that was granted to our directors in 2021 and 2022 following the approval of our shareholders at the 2021 and 2022 annual general meetings, respectively.  The RSUs shall vest over a two-year period, with 50% vesting at the end of the first anniversary of the date of grant and 50% on the second anniversary of the date of grant.  If approved by the shareholders at the Meeting, the grant date for such RSU award to each Named Director (if elected at the Meeting) will be the date of approval by shareholders.

In accordance with the Compensation Policy and common practice, in the event any Named Director’s service with the Company is terminated for any reason (including by way of resignation or in the event of termination due to the completion of the pending merger with Intel Corporation), prior to the second anniversary from the date of grant, (i) if the Named Director has served on the Board of Directors for five years or more, all unvested RSUs shall be accelerated; and (ii) if the Named Director has served on the Board of Directors for less than five years, 50% of all unvested RSUs shall be accelerated.

In accordance with the  Compensation Policy, the Named Directors are required to own ordinary shares of the Company in a minimum value that equals at least 50% of his/her respective Annual Fee (as defined in the Compensation Policy) commencing July 2025. The Named Directors have five years from the date the Board of Directors approved such minimum shareholding guideline to accumulate such minimum holdings, and during such period the Named Directors must retain at least 20% of any vested time-based RSUs granted to them from the date such guideline was approved by the Board of Directors and until the minimum holding is met.

The terms of the proposed equity grants to the Named Directors are in accordance with the Compensation Policy, and the applicable equity plan of the Company.

It is therefore proposed that at the Meeting, the following resolution be adopted:

“RESOLVED, subject to his or her respective election as a director under Proposal 1, to approve the equity grant to each member of the Company’s Board of Directors (other than Amir Elstein and Russell Ellwanger), as described in Proposal 6 of the Proxy Statement.”

The approval of Proposal 6 requires the affirmative vote of shareholders present at the Meeting, in person or by proxy or voting via the Electronic System, Internet or telephone, holding Ordinary Shares representing in the aggregate at least a majority of the votes actually cast with respect to such proposal.

The Board of Directors recommends that the shareholders vote “FOR” the foregoing resolution.

PROPOSAL 7
 APPROVAL OF THE APPOINTMENT
OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANT

The Audit Committee of the Board of Directors has authorized and approved the appointment of the accounting firm of Brightman Almagor Zohar & Co., Certified Public Accountants, a firm in the Deloitte Global Network, to serve as the Company’s independent registered public accountants for the year ending December 31, 2023, and for the period commencing January 1, 2024, and until the next annual shareholder meeting.

Following an effectiveness review, the Audit Committee concluded that Brightman Almagor Zohar & Co remained independent and objective in their role as external auditor. Furthermore, the Audit Committee of the Board of Directors believes that such appointment is appropriate and in the best interests of the Company and its shareholders.  Subject to the authorization of our shareholders, the Audit Committee shall determine the remuneration of Brightman Almagor Zohar & Co. in accordance with the volume and nature of its services.

The fees paid to Brightman Almagor Zohar & Co. for its audit and non-audit services for the 2022 financial year were disclosed in the Company’s Annual Report on Form 20-F for the year ended December 31, 2022, filed with the Commission on May 16, 2023, and shall be reported to our shareholders at the Meeting upon request.

It is therefore proposed that at the Meeting, the following resolution be adopted:

 “RESOLVED, that the appointment of Brightman Almagor Zohar & Co., Certified Public Accountants, a firm in the Deloitte Global Network, as the independent registered public accountants of the Company for the year ending December 31, 2023, and for the period commencing January 1, 2024, and until the next annual shareholders’ meeting, and the authorization of the Audit Committee of the Board of Directors to determine the remuneration of such firm in accordance with the volume and nature of its services, is hereby approved.”

The appointment of Brightman Almagor Zohar & Co. as the independent registered public accountants of the Company and the authorization of the Audit Committee to determine such auditors’ remuneration require the affirmative vote of shareholders present at the Meeting, in person or by proxy or voting via the Electronic System, Internet or telephone, holding Ordinary Shares representing in the aggregate at least a majority of the votes actually cast with respect to such proposal.

The Board of Directors recommends that the shareholders vote “FOR” the foregoing resolution.

REVIEW AND DISCUSSION OF THE COMPANY'S CONSOLIDATED FINANCIAL STATEMENTS

At the Meeting, shareholders will have an opportunity to review, ask questions and comment on the Company’s consolidated financial statements as of December 31, 2022, and for the year then ended. This review and discussion will not involve a shareholder a vote.

Our audited consolidated financial statements for the year ended December 31, 2022, which form part of our annual report on Form 20-F for the year ended December 31, 2022, filed with the Commission on May 16, 2023, are available on the Company's website at www.towersemi.com under “Investors” or through the Commission’s website at www.sec.gov or through the website of the ISA at www.magna.isa.gov.il. Copies will also be mailed to shareholders upon request sent to the Company at 20 Shaul Amor Street, Ramat Gavriel Industrial Park, Post Office Box 619, Migdal Haemek 2310502, Israel, Attention: Corporate Counsel. None of the audited consolidated financial statements, the Form 20-F nor the contents of our website form part of the proxy solicitation material.

ADDITIONAL INFORMATION

Foreign Private Issuer. We are subject to the informational requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), as applicable to foreign private issuers. Accordingly, we file reports and other information with the Commission. As a foreign private issuer, all documents which were filed after November 4, 2002, on the Commission's EDGAR system are available for retrieval on the Commission's website at www.sec.gov. We submit copies of our filings with the Commission to the ISA and the TASE, and such filings are also available to the public on their respective websites at www.magna.isa.gov.il and www.maya.tase.co.il.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements with respect to proxy solicitations.  The circulation of this Proxy Statement and related notice should not be taken as an admission that we are subject to those proxy rules. Furthermore, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act and the rules thereunder, with respect to their purchases and sales of securities.  In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the Commission as frequently or as promptly as United States companies whose securities are registered under the Exchange Act.

ISA Exemption. With the exception of the reporting obligations applicable to a company organized under the laws of the State of Israel whose shares are traded on approved securities exchanges outside of Israel and in Israel as specified in Chapter Five (iii) of the Israeli Securities Law, 1968 (the “Israeli Securities Law”), we have received from the ISA an exemption from the reporting obligations as specified in Chapter Six of the Israeli Securities Law. We must, however, make available for public review at our offices in Israel a copy of each report that is filed in accordance with applicable U.S. law.  These documents are available for inspection at our offices at 20 Shaul Amor Street, Ramat Gavriel Industrial Park, Migdal Haemek 2310502, Israel.

OTHER BUSINESS

Other than as set forth above, management knows of no business to be transacted at the Meeting. If any other matters are properly presented at the Meeting, Ordinary Shares represented by executed and unrevoked proxies will be voted by the persons named in the enclosed form of proxy upon such matters in accordance with their best judgment.

By Order of the Board of Directors,

Amir Elstein
Chairman of the Board
Migdal Haemek, Israel
May 18, 2023

Exhibit A
COMPENSATION POLICY

TOWER SEMICONDUCTOR LTD.

Compensation Policy for Executive Officers and Directors

A. Overview and Objectives

1.	Introduction

This document sets forth the compensation policy for Executive Officers and Directors (both as defined herein) of Tower Semiconductor Ltd. ("Tower" or the "Company"), in accordance with the requirements of the Companies Law (this "Compensation Policy" or "Policy").

Compensation is a key component of Tower’s overall human capital strategy to attract, retain, reward, and motivate highly skilled individuals who will enhance Tower's value and otherwise assist Tower to reach its business and financial long term goals. The Policy is designed to provide the Compensation Committee and Board of Directors the tools and mechanisms to incentivize the Executive Officers and promote the Company’s growth plans.  Accordingly, the structure of this Policy is established to tie the compensation for each Executive Officer to Tower's goals and performance.

This Compensation Policy will be in effect for a period of three (3) years from the date the Policy is duly approved under the Companies Law.

The Compensation Committee and the Board of Directors of Tower shall review and reassess the adequacy of this Policy from time to time, as required by the Companies Law.

In setting the compensation of the Executive Officers and Directors, the Compensation Committee and the Board of Directors shall consider, among other things, the following factors:

•	the educational, professional experience and accomplishments of the Executive Officer or Director;

•	the Executive Officer or Director's position, responsibilities and prior compensation arrangements;

•	compensation data for comparably situated executives at peer companies, including companies in the industry and/or geographic market;

•	data of other senior executives of the Company;

•	macroeconomic environment;

•	Company's own performance;

•	the Executive Officer or Director's expected contribution to the Company’s future growth and profitability;

•
the relationship between the compensation paid to the Executive Officer or Director and the average and median compensation of the Company’s employees and contractors, as well as whether such variation has an effect on employment relations; and

•	any requirements prescribed by applicable law from time to time.

2.	Objectives

Tower’s objectives and goals in setting this Compensation Policy are to maintain competitiveness by attracting, motivating and retaining highly talented and experienced personnel with the necessary capabilities to promote creativity and manage global operations. These abilities are critical to Tower's long-term success in order to provide leadership, and enhance shareholder value, while supporting a performance culture that is based on merit, motivates individuals to perform at their highest level, differentiates and rewards excellent performance, and recognizes Tower's values.  Due to Tower's unique position as an Israeli company with a global footprint, it aims to adopt compensation policies and procedures that match global companies of similar complexity, including semiconductor companies and other companies which compete with Tower for similar talent, and companies in the relevant geographical location, while complying with applicable local laws and customs as well. Executive Officers’ or Directors’ total compensation may deviate from target level where required to attract or retain individuals or reflect their respective characteristics or performance.

To that end, this Policy is designed, among others:

2.1.	To closely align the interests of the Executive Officers and Directors with those of Tower’s shareholders in order to enhance shareholder value;

2.2.	To provide the Executive Officers and Directors with a structured compensation package, including competitive salaries and performance-based cash and equity incentive programs;

2.3.	To maintain and increase the level of motivation and ambition and promote for each an opportunity to advance in a growing organization and strive for excellence;

2.4.	To provide appropriate awards for superior individual and corporate performance;

2.5.	To improve the business results and increase income and profitability over time; and

2.6.	To support the implementation of the Company's business strategy.

3.	Compensation structure and instruments

Compensation instruments under this Compensation Policy may include the following:

3.1.	Base salary;

3.2.	Benefits and perquisites;

3.3.	Performance-based cash bonuses;

3.4.	Equity based compensation; and

3.5.	Retirement, termination and other arrangements.

4.	Ratio between variable and fixed compensation

4.1.
This Policy aims to optimize the mix of Fixed Compensation and Variable Compensation  (both as defined herein) in order to, among other things, appropriately incentivize Executive Officers to meet Tower's goals while considering Tower's management of business risks.

4.2.
As a rule, the total of the Variable Compensation to be given to an Executive Officer over a calendar year relative to the Fixed Compensation shall not exceed the “Executive Ratio” which shall be 12.0 for the CEO and 8.5 for Other Executive Officers. The Executive Ratio is calculated based on the following assumptions: (i) maximal possible payments that may be made to Executive Officers under the Variable Compensation covered by this Policy (bonuses and equity); (ii) any CEO relocation related reimbursement expenses included under Fixed Compensation and assuming no relocation expenses for any Other Executive Officer; and (iii) excluding any potential sign-on bonuses for new hires.  The variable component in regard of the equity compensation reflects the annual amortization over the vesting period.

5.	Inter-Company Compensation Ratio

In the process of composing this Policy, the possible ramifications of the Employee Ratio on the work environment in Tower were examined in order to ensure that levels of executive compensation, as compared to the overall workforce, will not have a negative impact on work relations in Tower.

B. Base Salary, Benefits and Perquisites

6.	Base Salary

6.1.
The base salary varies between Executive Officers, and is individually determined according to the past performance, educational background, place of residence, prior business experience, qualifications, specializations, situation, role, business responsibilities and achievements of the Executive Officer and the previous salary arrangements therewith.

6.2.
Since a competitive base salary is essential to Tower's ability to attract and retain highly skilled professionals, Tower will seek to establish and maintain base salaries that are based on competitive market analyses.  The comparative peer group will include direct competitors, or companies that operate in similar industries, with similar market capitalization, enterprise value, and/or revenues, active in similar geographic locations.

7.	Benefits and Perquisites

7.1.	Executive Officers will be entitled to benefits stated as such by relevant law and best practice for peer companies.

7.2.
Executive Officers may also be entitled to additional benefits, taking into consideration their rank, seniority in the territory they reside in, market and local practice and legislation. Such additional benefits, which shall be subject to approval of the Compensation Committee and the Board of Directors, may include, inter alia, annual vacation, sick leave, medical insurance, allocations to pensions, long term disability,  contribution to an education fund (up to the maximum allowable by law), car expenses, contribution to managers' insurance, cellular phone and laptop computer, as well as taxes and expenses which may be incurred in relation to such benefits being borne by the Company.

7.3.
In addition, when relevant, and subject to approval of the Compensation Committee and the Board of Directors, Executive Officers may be entitled to relocation related expenses and benefits until termination, including housing costs, family flights and related repatriation costs, which shall not exceed $280,000 on an annual basis.

C.  Cash Bonuses

8.	Sign-on Bonus

8.1.	For purposes of attracting high quality personnel, Tower may offer an Executive Officer a sign-on bonus as an incentive to join the Company.

8.2.
The sign-on bonus may be comprised of cash and/or equity and shall not exceed an amount equal to the Executive's Officer's annual base salary. Any equity based compensation to be granted as part of a sign-on bonus shall be subject to the vesting and expiration periods, as well as the other terms with respect to equity set forth in Section 14 below.

8.3.
The sign-on cash bonus will be paid half on signing the employment contract and half will be paid on the second anniversary from the signing date, subject to continued employment with Tower during said two year period.   In the event the employee resigns or is terminated for cause before the end of said two (2) year period, the first half of said cash bonus may be clawed back and repaid to the Company.

9.	Annual Bonus - The Objective, Components and Threshold

9.1.
Compensation in the form of cash bonus(es) is an important element in aligning Executive Officers' compensation with Tower's objectives and business goals in the long-term, such that both individual performance and overall company success are rewarded.

9.2.
Tower's policy is to allow annual cash bonuses, which may be awarded to the Executive Officers upon the attainment of pre-set annual measurable objectives and personal performance, which are set in the first quarter of the year, and include minimum thresholds for performance, as well as individual and/or division/department performance goals and personal development goals for Other Executive Officers.

9.3.
A pre-defined mechanism will include bonus criteria based on the following components, with the weight (in percentage terms) of each group of measures as a portion of the annual criteria as set out below:

A = Corporate MBO Score (as defined herein) that is calculated in any year based on Tower financial/operational/strategic measures (subject to bonus threshold criteria), such as the criteria specified below, which score can range from 0 to 1.5.  Each measure has 3 points: threshold, base and maximum.

◾	Financials metrics: 30-70%, including categories such as:
–	Revenue
–	EBITDA
–	Cash balance
–	Net profit
–	Specific annual balance sheet cap-table related metrics, focused on increasing shareholders' value, such as balance sheet ratios, refinancing, restructurings.

◾	Business - Strategic & tactical : 15-50%, including categories such as:
–	Existing customers and revenue funnel which is the base for the following years' revenue growth
–	Business Units major strategic programs
–	Specific M&A targets
–	Annual specific major tactical customer driven activities
–	Customer support, including categories such as top customers scorecards feedback

◾	Operations : 10-40%, including categories such as:
–	Cost
–	On time delivery
–	Quality
–	Other measurable manufacturing indices
–	Safety
–	Annually specific activities (such as capacity increase)

◾	HR: 5-15%, including categories such as:
–	Employee turnover
–	Talent programs' success
–	Employees' satisfaction

B = score granted to the Executive Officer after an evaluation of his/her individual performance, considering the position of the Executive Officer and the contribution of the Executive Officer to the achievement of the Company's targets. The B score will result in a bonus (not subject to the bonus threshold) as described below.

9.4.
General bonus threshold –if the Corporate MBO Score is less than the applicable score set forth in Section 10 below, no bonus will be granted for the “A” component of the Corporate MBO Score in such year.

10.	The Formula

10.1.
The annual bonus will be based on the measurable objectives of the Company as described above. Such measurable criteria will be determined for each fiscal year as a function of the annual operating plan that is approved by the Board of Directors before the end of the first quarter of each year, and will include financial, operational and strategic measures, on the basis of the balance between long term and short term considerations.

10.2.	The annual bonus of the CEO will be calculated using the below formula:

CEO monthly actual base salary x [A + B] = Total Payout

For the "A" component applicable to this Section 10.2, after meeting the minimum threshold which enables a bonus, multiple sections (financial/operational/strategic measures) will have individual weights and criteria, with the weight (in percentage terms) of each measure as a portion of the annual criteria, such that the total "A" component of the bonus shall be set at 7.5 months, 15 months and 21 months of the CEO’s monthly base salary for "A" scores of 0.7, 1.0 and 1.3, respectively.  Between each two of the abovementioned scores, the "A" component shall be calculated linearly based on the Corporate MBO Score.  The maximum bonus amount under the "A" component is capped at 21 months of the CEO's monthly base salary for any "A" score of 1.3 or above.

For the "B" component, a bonus with an annual cap of 3 monthly base salaries may be granted according to the chairman of the board of director's recommendation in regard to an evaluation of the CEO's individual performance, and subject to Compensation Committee and Board of Directors approval.

The minimum threshold for the entitlement of the CEO to receive the bonus under the "A" component is a weighted average Corporate MBO Score of 0.7.  The entitlement for the "B" component of the cash bonus has no minimal threshold.

10.3.	The annual bonuses of Other Executive Officers will not exceed the Executive Maximum Amount, subject to the Executive Ratio described in 4.2 above.

10.4.
The minimum threshold for the entitlement of the Other Executive Officers to receive the bonus under the "A" component is a weighted average Corporate MBO Score of 0.65.  The entitlement for the "B" component of the cash bonus has no minimal threshold. Achievement of the individual and/or division/department performance goals and personal development goals of the Other Executive Officers may have a minimum threshold according to the CEO’s discretion.

10.5.
The Compensation Committee and Board intend to review, discuss and approve management recommendation for the specific Corporate MBO objectives which recommendation shall be made in the first quarter of each fiscal year with respect to such year, and which if met shall entitle the Executive Officers to an annual bonus for his/her performance in such year. Notwithstanding the foregoing, the CEO shall be entitled to determine and approve the annual measurable objectives, individual and/or division/department performance goals and personal development goals for the Other Executive Officers, which if met shall entitle the Other Executive Officers to an annual bonus for his/her performance in such year, in which case the CEO shall update and report to the Compensation Committee on such objectives and goals of the Other Executive Officers so established.

11.	Special bonus for special achievements

11.1.
Executive Officers may receive a special bonus for substantial achievements on special transactions that are unexpected when determining the Company's annual MBO plan as defined below, following recommendation and approval of the Compensation Committee and Board. It is clarified that this special bonus mechanism will not be awarded as a matter of routine and granted only in situations where it is warranted as described below.

Special transactions shall include M&A Transactions (defined below) with financial or strategic parties as well as transactions in which third parties enter into binding agreements pursuant to which they undertake to invest in the Company or its subsidiaries, new business models/joint development projects, customer financed large technology and new technology entrance, equity or debt financing, restructure the Company's debt or which include a “take or pay” commitment or which transaction includes a “pre-payment” basis.

11.2.	Such special bonus shall not exceed the amount of four (4) monthly salaries of each applicable Executive Officer and the entitlement for this bonus has no minimal threshold condition.

12.	Compensation Recovery ("Clawback")

12.1.
In the event that an Executive Officer was paid any compensation based on erroneous data which is later restated in the Company’s financial statements within a period of three (3) financial years prior to the date of the correction, the Company shall be entitled to recover from such Executive Officer any compensation in the amount of the excess of the compensation that the Executive Officer received over what he/she should have been paid on the basis of the restated financial statements.

12.2.	Notwithstanding the aforesaid, the compensation recovery will not be triggered in the event of a financial restatement required due to changes in the applicable financial reporting standards.

12.3.	The Compensation Committee will be responsible for approving the amounts to be recouped and for setting terms for such recoupment from time to time.

D. Equity Based Compensation

13.	The Objective

13.1.
The equity based compensation for Tower's Executive Officers and Directors is designed in a manner consistent with the underlying Policy objectives in determining the base salary and the annual cash bonus, with its main objectives being to enhance the alignment between the Executive Officers' and Directors’ interests with the long term interests of Tower and its shareholders, and to strengthen the retention and the motivation of Executive Officers and Directors in the long term. In addition, since equity based awards are to be structured to vest over several years, their incentive value to recipients is aligned with longer-term strategic plans.

13.2.
 The equity based compensation offered by Tower is intended to be in a form of stock options, restricted stock units (RSUs), performance based stock units (PSUs) and/or other equity forms, in accordance with the Company’s equity based compensation policies and programs in place from time to time.

13.3.	Total outstanding equity based compensation awarded by the Company at any time shall not be in excess of 10% of the Company’s share capital on a fully diluted basis.

14.	General guidelines for the grant of equity based awards

14.1.
The equity based compensation, comprised of options and/or RSUs and PSUs, shall be granted as either an annual grant and/or from time to time and be individually determined and awarded according to the performance, educational background, prior business experience, qualifications, specializations, role, personal responsibilities and achievements of the Executive Officer and the previous salary arrangements therewith.

14.2.
As a general policy, options for Tower's Executive Officers shall gradually vest per passage of time over a period of 3 years (or more) and the RSUs shall be time and/or performance based vesting.  There shall be no vesting before the end of the first year from date of grant.

14.3.
The CEO may be granted equity, more than half of which shall be PSUs, annually at a value calculated based on the Equity Calculation Model which shall not exceed eight annual base salaries.  Each Other Executive Officer may be granted equity, more than half of which shall be PSUs, annually at a value calculated based on the Equity Calculation Model which shall not exceed four annual base salaries of such Other Executive Officer.  In addition, the Executive Officers may be granted, on an annual basis, additional PSUs that will vest subject to and only in the event that the Company’s actual performance exceeds the corporate annual plan and/or pre-defined performance target(s) required to be met for the vesting of the initial PSUs awarded to the applicable executive officer for such period, in a value that shall be pre-determined by the Compensation Committee and Board of Directors,  provided that the maximum value of any such additional PSUs shall not exceed 100% of the value of the initial PSUs awarded to the applicable Executive Officer for such period. The terms of any such PSUs shall be in compliance with the terms of this Policy and the applicable Company equity-based incentive plan.

14.4.
Since the Company strives and targets growth to enhance shareholders’ value and special leadership is required for successful execution, additional performance based equity awards at a value calculated based on the Equity Calculation Model, which shall not exceed 2.0 annual base salaries may be provided to the CEO and Other Executive Officers subject to the achievement of one or more long term goals, such as special operational, strategic, financial or business goals(s) that are challenging to attain within a three year period and are beyond the Company’s current ongoing activities, to be predetermined by the Compensation Committee and Board of Directors. For such awards, the Compensation Committee will provide the rationale for the use thereof in its recommendation to the Board of Directors for approval.  This additional grant shall fully vest upon achievement of the defined long term goal(s) and may be granted only if no other such grant is outstanding.

14.5.
The exercise price of options granted to the Executive Officers and Directors shall be equal to the arithmetic average closing price of Tower's shares, as quoted on the NASDAQ market (or if Tower's shares will not be traded on NASDAQ, the Tel-Aviv Stock Exchange or any principal national securities exchange upon which Tower's shares are listed or traded) for the 30 trading days prior to the date of grant.

14.6.
The expiration of options granted to the Executive Officers shall be seven (7) years from date of grant.  There shall be accelerated vesting of all equity awards granted to Executive Officers and Directors (including outstanding, current and future equity grants, including performance based stock unit grants), in the event of their death, allowing the exercise of such vested equity, as applicable, in accordance with the terms of the applicable equity plan governing it.

14.7.	Equity may be granted under the existing Employee Share Incentive Plans of the Company and/or any new plans governing equity based awards upon such plans becoming effective.

14.8.	Shareholding guidelines – In order to further align the interests of our Executive Officers, Directors and our shareholders, the Company has adopted the following stock ownership guidelines:

14.8.1.
The CEO will be required to own a minimum value that equals at least 3 times of the CEO’s annual base salary in ordinary shares of the Company. The CEO has 5 years from the date the board approved this guideline to accumulate said minimum, and during said period, the CEO must retain at least 20% of the vested time-based RSUs that may be granted from the date this guideline was approved, until the guideline is met.

14.8.2.
The Other Executive Officers will be required to own a minimum value that equals at least 50% of his/her respective annual base salary in ordinary shares of the Company. Each Other Executive Officer has 5 years from the date the board approved this guideline to accumulate said minimum, and during said period, the Other Executive Officer must retain at least 20% of the vested time-based RSUs that may be granted from the date this guideline is approved, until the guideline is met.

14.8.3.
The Directors will be required to own a minimum value that equals at least 50% of the Annual Fee (as defined below) in ordinary shares of the Company.  The Chair of the Board will be required to own a minimum value in ordinary shares of the Company that equals at least 50% of the annual cash compensation paid to him/her.  Each Director has 5 years from the date the board approved this guideline to accumulate said minimum, and during said period, the Director must retain at least 20% of the vested time-based RSUs that may be granted from the date this guideline is approved, until the guideline is met.

E. Retirement, Termination and Other Arrangements

15.	Advance notice

Tower shall provide an Executive Officer a prior notice of termination of up to six (6) months but not less than three (3) months (unless termination is for cause), during which the Executive Officer shall be entitled to all of the compensation elements, and to the continuation of vesting of his/her equity based compensation.  Executive Officers shall provide Tower a prior notice of resignation of at least three (3) months.  During this advance notice period, at Tower's discretion, the Executive Officer may be requested to remain on Tower's payroll and provide services to Tower.  During this period, the Executive Officer shall be paid his/her base salary and benefits and may be entitled to a partial or full annual bonus, based on the actual period of service or employment of the Executive Officer within this period, and based on Tower's performance during the period, the contribution of the Executive Officer to achieving Tower's targets and its profits and the circumstances of the termination.

16.	Severance Pay

16.1.
Upon resignation, Executive Officers who are Israeli employees shall receive severance pay according to article 14 of the Israeli Severance Pay Law 5723-1963. All other employees shall receive severance pay according to their local labor laws.

16.2.
Upon dismissal, Executive Officers who are Israeli employees may receive severance pay equal to his/her last monthly base salary multiplied by the number of years employed by Tower. All other employees shall receive severance pay according to their local labor laws.  The total amount paid to the Executive Officers shall not exceed an amount of twenty-four (24) monthly base salaries, subject however to any amounts which would have to be paid to Executive Officers in accordance with the local labor law.

17.	Change of Control

In connection with a corporate transaction involving a Change of Control and subject to the Termination Upon Change of Control (both terms as defined in the employment agreement of the relevant Executive Officer), the CEO may be entitled to an amount equal up to one (1) annual base salary and acceleration of all unvested equity and the Other Executive Officers may be entitled to an amount equal up to nine (9) months' base salary and acceleration of all unvested equity.

Tower may amend the employment agreements of its CEO and Executive Officers to include Change of Control Provisions in line with this Section 17, subject to the receipt of the corporate approvals as required by applicable law.

18.	Retirement and Termination Benefits

The CEO shall be paid a termination grant upon termination of his/her employment with Tower, provided that he/she is employed with Tower full time for at least 3 years.  Such termination grant shall be in an amount up to a lump sum of twelve (12) monthly base salaries without benefits.  The amount granted shall take into consideration the period of employment with Tower, his/her service and employment conditions in the course of said period, Tower's performance during the period, the contribution of the CEO to the achievement of Tower's targets and its profits and the circumstances surrounding the termination of employment.

All additional retirement and termination benefits granted in this section hereunder shall be based on the actual period of service or employment of the Executive Officer within this period, and based on Tower's performance during the period, the contribution of the Executive Officer to achieving Tower's targets and its profits and the circumstances of the termination.

For avoidance of doubt, any payments excluding those required by law and equity awards under this section E shall not exceed a cap of 24 months’ salary.

F. Exculpation, Indemnification and Insurance

19.	Exculpation

Tower shall exempt its Directors and Executive Officers from the duty of care to the maximum extent permitted by law.

20.	Indemnification

Tower shall indemnify its Directors and Executive Officers to the fullest extent permitted by applicable law, for any liability and expense that may be imposed on the Executive Officer, as provided in the Exemption and Indemnification Agreement between such individuals and Tower, all subject to applicable law.

21.	Insurance

Tower shall provide "Directors and Officers Liability Insurance" (the "D&O Insurance") for its Directors and Executive Officers to the maximum extent permitted by applicable law.

The Company shall be entitled to procure and enter into D&O Insurance (including for specific events and activities, such as public offerings insurance, and including run-off insurance), which may apply to all Directors and Executive Officers of the Company and directors and officers of its subsidiaries, who shall serve from time to time (including, for the avoidance of doubt, Directors and/or Executive Officers who are controlling shareholders and/or serve as directors or officers of a controlling shareholder and/or a controlling shareholder has a personal interest with respect to such directors or officers), whether by the acquisition of a new D&O Insurance or the extension, renewal or replacement of any D&O Insurance, whether for one insurance period or a number of insurance periods, and the D&O Insurance coverage shall be determined from time to time, among other things, according to the scope and area(s) of the Company’s activities and the risk involved in being a public company.

Notwithstanding the foregoing, subject to applicable law, the acquisition, extension, renewal or replacement of D&O Insurance may be approved solely by the Compensation Committee (and the approval of the Board of Directors and shareholders shall not be required), provided that the maximum aggregate limit of liability pursuant to the D&O Insurance shall be not more than US$130 million per claim and in the aggregate for each D&O Insurance period and, in addition, not more than US$35 million only for the benefit of the Company's Directors and Executive Officers in situations where coverage under the D&O Insurance has been exhausted or is otherwise insufficient or unavailable (Side “A” coverage) per claim and in the aggregate for each D&O Insurance period, and provided that all other requirements required by applicable law have been met.

G. Board of Directors Compensation

22.	Remuneration

The members of Tower's board may be entitled to remuneration and refund of expenses as follows:

•	An annual fee to be capped at up to $60,000 (the “Annual Fee”).

•	Committee fees in addition to the Annual Fee up to a cap of $6,000 annually to each committee member.

•	Each committee chairperson shall be entitled to an additional fee up to a cap of $3,000 annually.

•	Notwithstanding the above, the Board shall have the right to compensate Directors for special activities that are performed under special circumstances in the amount of up to $2,000 per meeting.

•	To the extent that the Board shall appoint an observer to any Board committee, each such observer shall be entitled to an annual fee of up $6,000.

•	Reasonable travel expenses in accordance with the Company's travel reimbursement policy for directors.

In addition, the members of Tower's Board may be granted equity based compensation annually at a value as calculated based on the Equity Calculation Model which shall vest over a period of up to 3 years, and shall not exceed, with respect to each Director, $150,000, subject to applicable law and regulations.  The exercise price of options and expiration of equity awards shall be as set forth in Section 14 above.

In connection with a corporate transaction involving a Change of Control, the Chairman of the board and directors may be entitled to acceleration of all unvested equity.

The Chairman of the board may be entitled to cash and/or equity based remuneration which in the aggregate that shall not exceed $600,000 on an annual basis together with reimbursement of expenses in accordance with Tower's policy, as approved by the Compensation Committee and Board of Directors.

Definitions:

The following terms in this Policy have the meaning as set forth below:

"Companies Law" means the Israeli Companies Law 5759-1999.

“Corporate MBO Score” means the weighted average of all of the measures described in the A component in the annual bonus formula.

“Directors” means members of the board of directors of Tower serving in such capacity from time to time.

“Employee Ratio” means the ratio between the cost of the overall compensation of the Executive Officers and the salary cost (as defined in the Companies Law) of the other employees of Tower, and specifically the average and median total salary cost (as defined in the Companies Law) of the other employees of Tower (for purposes of this definition, “other Employees of Tower” includes employee-contractors and agency contractors, as such term is defined in the Companies Law, if any).

“Equity Calculation Model” means the fair market value of the equity based compensation for the Executive Officers and Directors which will be determined at the time of grant according to the Black and Scholes model, binomial model or any other best practice or commonly accepted equity based compensation valuation model as calculated in the actual award, when such award is approved by the Compensation Committee and Board of Directors.

“Executive Officers” means "Office Holders" as such term is defined in the Companies Law, excluding, unless otherwise expressly indicated herein, Tower's Directors.

“Executive Maximum Amount” means 0.12% of the authorized share capital NIS par value as of the date hereof.

“Fixed Compensation” means the base salary and any other payment in  respect  of  the  holding  of  an  office  or  employment  that  does  not  depend  on variables that are unknown at the time the payment is determined, such as social  benefits and perquisites,  payments in respect of a provident fund, pension, severance pay, annual vacation, continuing  education  fund,  loss-of-work-capacity  insurance,  National Insurance  contributions  (the  employer’s  contribution),  relocation expenses, convalescence  pay,  car expenses,  cell phones,  Internet  services,  vacation,  holiday  gift,  as  well  as grossing up in respect of a car and in respect of  cell phones.

“M&A Transaction” means a sale or acquisition of all or substantially all of the assets of a company or business unit of a company, or of all or substantially all of such company’s issued and outstanding share capital, or a consolidation, merger or reorganization of the Company or target company which achieves the same result.

"MBO" – Management By Objective plan as described in Section 9.3 above.

“Other Executive Officers” means all "Office Holders" as such term is defined in the Companies Law, excluding (i) Tower's Directors serving on the Board of Directors and (ii) the CEO.

“Variable Compensation” means any payment (in whole or a portion thereof) in respect of the  holding   of   an   office   or   employment   that   is   not   part of the Fixed Compensation, and that depends on variables that are unknown at the time the decision to award such payment is  determined,  such  as  an  annual  bonus or the equity based grants,  a  portion  of  which  thereof  is  contingent upon  future  financial  results or corporate or individual performance.

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This Policy is designed solely for the benefit of Tower and none of the provisions thereof are intended to provide any rights or remedies to any of the Executive Officers to whom this Policy applies and/or other employees of the Company, and/or to any third party, and no Executive Officer or employee may make any claim and/or demand against the Company, or any subsidiary, based on the guidelines set forth herein.   Furthermore, nothing in this Policy shall prevent the Compensation Committee, the Board of Directors and/or the shareholders of the Company, as applicable, from adopting a resolution regarding compensation of Executive Officers and/or any other employees that is not in accordance with this Policy provided such resolution is approved by the required corporate bodies as set forth in the Companies Law.

Notwithstanding anything which is stated elsewhere in this Policy, the board of directors shall have the discretion to unilaterally reduce an Executive Officer's variable compensation.

This Policy was not formulated so as to prejudice any existing compensation arrangements of Executive Officers at the Company, and existing arrangements with Executive Officers are not subject to any further approvals under this Policy, unless such existing arrangements are subject to further approvals as may be required under applicable law.  All compensation arrangements of Executive Officers are required to be approved in the manner prescribed by applicable law.  Executives Officers, including external Directors or independent Directors, may waive their entitlement to their compensation, subject to applicable law.